PROSPECTUS
----------

                                           Filed Pursuant to Rule 424(b)(3)
                                           Registration No. 333-44040


                            TRANSWITCH CORPORATION

                                261,088 Shares

                                 Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of 261,088 shares of our common stock that are held by some of our current stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "TXCC." The last reported sales price of the common stock on the Nasdaq National Market on September 28, 2000 was $65.25 per share.

                          __________________________

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                          __________________________

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



            The date of this prospectus is September 29, 2000.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, references to the "Company," "TranSwitch," "we," "us" and "our" refer to TranSwitch Corporation, a Delaware corporation, and its subsidiaries.


                           ________________________

                               TABLE OF CONTENTS

                                                                     Page
                                                                     ----
Our Company.......................................................      4
Recent Developments...............................................      4
Disclosure Regarding Forward-Looking Statements...................      4
Risk Factors......................................................      4
Use of Proceeds...................................................     15
Selling Stockholders..............................................     15
Plan of Distribution..............................................     16
Legal Matters.....................................................     18
Experts...........................................................     19
Where You Can Find More Information...............................     19

                           ________________________

We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. TranSwitch is a registered trademark owned by us.

                                  OUR COMPANY

     TranSwitch was incorporated in Delaware on May 26, 1988. Our executive office is located at 3 Enterprise Drive, Shelton, Connecticut, and our telephone number is (203) 929-8810.


                              RECENT DEVELOPMENTS

     During the third quarter of 2000, we sold $460 million of 4 1/2% convertible notes due 2005 in a private placement. In connection with the transaction, we received net proceeds, prior to payment of anticipated expenses, of $445,125,000. The notes are convertible into our common stock at a conversion price of $61.92 per share. We intend to use the net proceeds of the offering for general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary business, products or technologies if the opportunity arises.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements including, without limitation, statements concerning the future of the industry, product development, business strategy (including the possibility of future acquisitions), continued acceptance and growth of our products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted below and other factors noted through this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.


                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. Our business, operating results and financial condition could be adversely affected by any of the following risks. The risks described below are not the only ones that we face. Additional risks that are not yet identified or that we currently think are immaterial may also impair our business operations. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes.

RISKS RELATED TO OUR BUSINESS

WE EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS DUE TO A NUMBER OF FREQUENTLY CHANGING BUSINESS CONDITIONS, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE

     Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a number of factors including:

 .  The timing and cancellation of customer            .  Our ability to introduce new products and
   orders.                                               technologies on a timely basis.
 .  Market acceptance of our and our customers'        .  Introduction of products and technologies by
   products.                                             our competitors.
 .  The level of orders received that can be           .  The timing of our investments in research and
   shipped in a quarter.                                 development, including tooling expenses
 .  The timing and provisions of pricing                  associated with product development and pre-
   protections and returns from our distributors.        production.
 .  Availability of foundry capacity and raw           .  Our customers practice of buying from a distributor
   materials.                                            or directly from us.

 .  Fluctuations in manufacturing yields.              .  Competitive pressures on selling prices.
 .  Changes in product mix.                            .  Seasonality of customer buying patterns.
                                                      .  Cyclicality of the semiconductor industry; and
                                                      .  General economic conditions.

     Sudden shortages of raw materials or production capacity constraints can lead producers to allocate available supplies or capacity to larger customers than us, which could interrupt our ability to meet our production obligations. Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and as a result, the average selling prices of our products may decrease in the future. Decreases in the price of our products would adversely affect our operating results.

     Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to our customer. Because we do not have substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

     Because we are continuing to increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, we must continue to generate increased sales to offset these increased expenses. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls. In response to anticipated long lead times to obtain inventory and materials from our foundries, we may order in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we cannot predict the timing and amount of sales to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and our annual operating results.


OUR RAPID GROWTH MAY STRAIN OUR RESOURCES, AND WE MAY NOT BE ABLE TO MANAGE FUTURE GROWTH

     Due to the level of technical and marketing expertise necessary to support our existing and new customers, we must attract highly qualified and well-trained personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for us to hire such personnel. As we expand, we may also significantly strain our management, manufacturing, financial systems and other resources. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support our operations.


WE RELY ON OUTSIDE FABRICATION FACILITIES AND OUR BUSINESS COULD BE HURT IF OUR RELATIONSHIPS WITH OUR FOUNDRY SUPPLIERS ARE DAMAGED

     We do not own or operate a Very Large Scale Integrated (VLSI) Circuit fabrication facility. Seven foundries currently supply us with most of our semiconductor device requirements. While we have had good relations with these foundries, we cannot be certain that we will be able to renew or maintain contracts with them or negotiate new contracts to replace ones that expire. In addition, we cannot be certain that renewed or new contracts will obtain terms as favorable as our current terms. There are other significant risks associated with our reliance on outside foundries, including the following:

     . The lack of assured semiconductor wafer supply and control over delivery schedules.
     . The unavailability of, or delays in obtaining access to, key process technologies.
     . Limited control over quality assurance, manufacturing yields and production costs.

RELIANCE ON THIRD-PARTY FABRICATION FACILITIES LIMITS OUR CONTROL OF THE MANUFACTURING PROCESS


     Manufacturing integrated circuits is a highly complex and technology-intensive process. Although we try to diversify our sources of semiconductor device supply and work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced our operating results. A manufacturing disruption at one or more of our outside foundries, including as a result of natural occurrences, could impact production for an extended period of time.


OUR DEPENDENCE ON A SMALL NUMBER OF FABRICATION FACILITIES EXPOSES US TO RISKS OF INTERRUPTIONS IN DELIVERIES OF SEMICONDUCTOR DEVICES


     We purchase semiconductor devices from outside foundries pursuant to purchase orders, and we do not have a guaranteed level of production capacity at any of our foundries. We provide the foundries with rolling forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Therefore, our foundry suppliers could choose to prioritize capacity for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements.


     We have been, and expect in the future to be, particularly dependent upon a limited number of foundries for our VLSI device requirements. In particular, as of the date of this prospectus, a single foundry supplier manufactures all of our BiCMOS devices. As a result, we expect that we could experience substantial delays or interruptions in the shipment of our products due to the following:


     . Sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices.
     . Time required to qualify alternative manufacturing sources for existing or new products could be substantial.
     . Failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.


WE MUST SUCCESSFULLY TRANSITION TO NEW PROCESS TECHNOLOGIES TO REMAIN
COMPETITIVE

     Our future success depends upon our ability to do the following:

     .  To develop products that utilize new process technologies.
     . To introduce new process technologies to the marketplace ahead of competitors.
     . To have new process technologies selected to be designed into products of leading systems manufacturers.


     Semiconductor design and process methodologies are subject to rapid technological change and require large expenditures for research and development. We currently manufacture our products using 0.8, 0.5, 0.35 and 0.25 micron CMOS processes and a 1.0 micron BiCMOS process. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We are migrating to 0.18 micron CMOS process, and we anticipate that we will need to migrate to smaller CMOS processes. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. We believe that transitioning our products to smaller geometry process technologies will be important for us to remain competitive, and we cannot be certain that we can make such a transition successfully, if at all, without delay or inefficiencies.


OUR SUCCESS DEPENDS ON THE TIMELY DEVELOPMENT OF NEW PRODUCTS AND WE FACE RISKS OF PRODUCT DEVELOPMENT DELAYS

     Our success depends upon our ability to develop new VLSI devices and software for existing and new markets. The development of these new devices and software is highly complex, and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

     .  Accurate new product definition.
     .  Timely completion and introduction of new product designs.
     .  Availability of foundry capacity.
     .  Achievement of manufacturing yields.
     .  Market acceptance of our products and our customers' products.

     Our success also depends upon our ability to do the following:

     .  Build products to applicable standards.
     .  Develop products that meet customer requirements.
     . Adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully.
     .  Introduce new products that achieve market acceptance.
     . Develop reliable software to meet our customers' application needs in a timely fashion.


     In addition, we cannot ensure that the systems manufactured by our customers will be introduced in a timely manner or that such systems will achieve market acceptance.


OUR REVENUES DEPEND ON THE SUCCESS OF OUR CUSTOMERS' PRODUCTS

     Our customers generally incorporate our new products into their products or systems at the design stage. However, customer decisions to use our products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of volume sales, if any, by a year or more. Moreover, the value of any design win largely will depend upon the commercial success of the customer's product and on the extent to which the design of the customer's systems accommodates components manufactured by our competitors. We cannot ensure that we will continue to achieve design wins in customer products that achieve acceptance.

OUR REVENUES AND PROFITS MAY DECREASE IF WE LOSE ANY OF OUR SIGNIFICANT
CUSTOMERS

     Historically, a relatively small number of customers have accounted for a significant portion of our total revenues in any particular period. We have no long-term volume purchase commitments from any of our significant customers. The following table sets forth, for the periods indicated, the percentage of our total revenues derived from our significant distributors and customers:


                                                                               Six Months Ended
                                                  Year ended December 31,          June 30,
                                              -------------------------------  ----------------
Distributors                                   1997        1998         1999         2000
------------                                  ------     -------       ------  ----------------
Insight Electronics Inc. (1)........            39%        19%          33%          32%
Reptron Electronics, Inc.(2)........            15%         *            *            *
Arrow Electronics, Inc. (2).........             *         16%          18%          12%
Coltek Technology (1)...............             *         14%           *            *
Unique Memec (1)....................             *          *            *           16%
                                             -------     -------       ------  ----------------
Customers                                      1997        1998         1999         2000
---------                                     ------     -------       ------  ----------------
Tellabs Operations, Inc. (1)(2)(3).             15%        20%          13%          15%
Lucent Technologies, Inc. (1)(3)(4).             *          *           16%          10%
Nortel Networks Corporation (2)(3)..             *          *           13%           *
Ericsson Telecommunications, Inc.(1)(3)          *          *            *           12%

_____________

*Below 10% of our total revenues.
(1) Insight Electronics, Coltek Technology (formerly Columbia Technology) and Unique Memec are distributors of our products to various end-users, none of which comprised more than 10% of our total revenues during 1997 and 1998. In 1999 and the six months ended June 30, 2000, a portion of Lucent Technologies' purchases were shipped through Insight Electronics. In the six months ended June 30, 2000, a portion of Ericsson Telecommunications' purchases were shipped through Unique Memec and a portion of Tellabs Operations' purchases were shipped through Insight Electronics.
(2) Our sales to Tellabs Operations during 1999 and the six months ended June 30, 2000 were made through Arrow Electronics, which also shipped products to Nortel Networks. Sales to Tellabs Operations through Arrow Electronics during 1998 represented 16% of our total revenues. During 1998, sales to Tellabs Operations were made through Reptron Electronics and Arrow Electronics, both Tellabs Operations' designated distributors. Our sales to Tellabs Operations during 1997 were made through Reptron Electronics, Tellabs Operations' designated distributor.
(3) Represents total shipments, including those made directly and those made through distributors.
(4) Includes sales to Ascend Communications, which was acquired by Lucent Technologies during 1999. This percentage represents total shipments, including those made directly and those made through distributors.

     We anticipate that sales of our products to relatively few customers will continue to account for a significant portion of our total revenues. Due to these factors, some of the following may reduce our operating results:

     . Reduction, delay or cancellation of orders from one or more of our significant customers.
     . Development by one or more of our significant customers or other sources of supply for current or future products.
     . Loss of one or more of our current customers or a disruption in our sales and distribution channels.
     . Failure of one of our significant customers to make timely payment of our invoices.

     We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers.

OUR FAILURE TO PROTECT OUR PROPRIETARY RIGHTS, OR THE COSTS OF PROTECTING THESE RIGHTS, MAY HARM OUR ABILITY TO COMPETE

     Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

     .  That patents will issue from currently pending or future applications.
     . That our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.
     . That foreign intellectual property laws will protect our intellectual property rights.
     . That others will not independently develop similar products, duplicate our products or design around any patents issued to us.

     Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. For example, we are not aware of any third party intellectual property rights that would prevent our use and sale of our products, although we have received correspondence from others alleging infringement. If we do infringe the proprietary rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

     We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office or in the United States courts to determine one or more of patent validity, patent infringement, patent ownership or inventorship. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product.

     We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us and we may not be able to adequately enforce our rights against these people.


OUR BUSINESS COULD BE HARMED IF WE FAIL TO ADEQUATELY INTEGRATE THE OPERATIONS OF EASICS NV AND ALACRITY COMMUNICATIONS, INC.

     Our management must devote substantial time and resources to the integration of the operations of Easics NV, with which we completed a share-for-share exchange agreement in May 2000, and Alacrity Communications, Inc. which we acquired in August 2000. The process of integrating research and development initiatives, computer and accounting systems and other aspects of the operations of Easics and Alacrity presents a significant challenge to our management. This is compounded by the challenge of simultaneously managing a larger entity. In addition, the operations and personnel of Easics are located in Belgium, and the operations and personnel of Alacrity are located in

California, thus requiring management from a considerable distance. The transactions with Easics and Alacrity present a number of additional difficulties of integration, including:

     . Difficulties in integrating personnel with disparate business backgrounds and cultures.
     . Difficulties in defining and executing a comprehensive product strategy. . Difficulties in minimizing the loss of key employees of Easics and
        Alacrity.

     If we delay integrating or fail to integrate the Easics and Alacrity operations or experience other unforeseen difficulties, the integration process may require a disproportionate amount of our management's attention and financial and other resources. Our failure to address these difficulties adequately could harm our business or financial results and we could fail to realize the anticipated benefits of the transactions.

WE MAY ENGAGE IN ACQUISITIONS THAT MAY HARM OUR OPERATING RESULTS, DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

     We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions by us may involve the following:

     .  Use of significant amounts of cash.
     .  Potentially dilutive issuances of equity securities.
     . Incurrence of debt or amortization expenses related to goodwill and other intangible assets.

     In addition, acquisitions involve numerous risks, including:

     . Difficulties in the assimilation of the operations, technologies, product and personnel of the acquired company.
     . Diversion of management's attention from other business concerns. . Risks of entering markets in which we have no or limited prior experience.
     .  Potential loss of key employees of the acquired company.

     From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. However, we currently have no commitments or agreements with respect to any such acquisition. If such an acquisition does occur, we cannot be certain that our business, operating results and financial condition will not be materially adversely affected.


WE HAVE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS

     In the third quarter of 2000, we sold $460 million of 4 1/2% convertible notes due 2005 in a private placement. As a result of the sale of the notes, we incurred $460 million of additional indebtedness, substantially increasing our ratio of debt to total capitalization. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

     .  Make it difficult for us to make payments on the notes.
     . Make it difficult for us to obtain any necessary future financing for working capital expenditures, debt service requirements or other purposes.
     . Limit our flexibility in planning for, or relating to changes in, our business.
     .  Makes us more vulnerable in the event of a downturn in our business.


     There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.


WE MAY NOT BE ABLE TO PAY OUR DEBT AND OTHER OBLIGATIONS

     If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under the terms of the notes, which would permit the holders of the notes to accelerate the maturity of the notes and also could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial conditions and operating results. In addition, we cannot assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default.


WE FACE INTENSE COMPETITION IN THE SEMICONDUCTOR MARKET

     The semiconductor industry is intensely competitive and is characterized by the following:

     .  Rapid technological change.
     .  Shortage in fabrication capacity.
     .  Price erosion.
     .  Unforeseen manufacturing yield problems.
     .  Heightened international competition in many markets.

     These factors are likely to result in pricing pressures on our products, potentially affecting our margins.

     Our ability to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on factors both within and outside our control, including:

     . Success in designing and subcontracting the manufacture of new products that implement new technologies.
     . Protection of our products by effective use of intellectual property laws.
     .  Product quality.
     .  Reliability.
     .  Price.
     .  Efficiency of production.
     . The pace at which customers incorporate our integrated circuits into their products.
     .  Success of competitors' products.
     .  General economic conditions.

     The telecommunications and data communications industries, which are our primary target markets, have become intensely competitive because of deregulation and heightened international competition.



THE LOSS OF KEY MANAGEMENT COULD AFFECT OUR ABILITY TO RUN OUR BUSINESS

     Our success depends largely upon the continued service of our executive officers, including Dr. Santanu Das, President, Chief Executive Officer and Chairman of the Board of Directors, and other key management and technical personnel and on our ability to continue to attract, retain and motivate other qualified personnel. The competition for such employees is intense.


OUR INTERNATIONAL BUSINESS OPERATIONS EXPOSE US TO A VARIETY OF BUSINESS RISKS

     Foreign sales are a significant part of our total revenues. The table below sets forth, for the periods indicated, the dollar amount in millions of our total revenues derived from our primary geographic markets.

                                                                                 Six Months Ended
                                                 Year Ended December 31,              June 30,
                                             --------------------------------   -------------------
Country                                        1997         1998       1999             2000
-------                                      -------      --------   --------   -------------------
United States.......................         $18.1         $23.8      $50.3             $32.8
Israel..............................            .5           6.0        2.9               3.1
China...............................           1.8           7.2        2.4               5.4
Other Countries.....................           8.4           9.0       17.9              20.1
                                             -----         -----      -----             -----
  Total Revenues....................         $28.8         $46.0      $73.5             $61.4

     We expect foreign sales to continue to account for a significant percentage of our total revenues. A significant portion of our total revenues will therefore be subject to risks associated with foreign sales, including the following:

     . Unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets.
     .  Changes in tariffs.
     .  Exchange rates and other barriers.
     .  Political and economic instability.
     .  Difficulties in accounts receivable collection.

     .  Difficulties in managing distributors and representatives.
     .  Difficulties in staffing and managing foreign operations.
     . Difficulties in protecting our intellectual property overseas. . Seasonality of customer buying patterns.
     .  Potentially adverse tax consequences.

     Although substantially all of our sales to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies also may reduce our sales to foreign customers. To the extent that we expand our international operations or change our pricing practices to denominate prices in foreign currencies, we will expose our margins to increased risks of currency fluctuations.

RISKS RELATED TO OUR INDUSTRY

OUR SUCCESS DEPENDS ON THE CONTINUED GROWTH OF THE GLOBAL COMMUNICATIONS INFRASTRUCTURE

     We derive virtually all of our product revenues from sales of products for telecommunications and data communications applications. These markets are characterized by the following:

     . Susceptibility to seasonality of customer buying patterns. . Intense competition.
     .  Rapid technological change.
     .  Short product life cycles.

     In addition, although the telecommunications and data communications equipment markets have grown rapidly in the last few years, we cannot be certain that these markets will continue to grow or that a significant slowdown in these markets will not occur.

     Products for telecommunications and data communications applications are based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If the telecommunications or data communications markets evolve to new standards, we cannot be certain that we will be able to design and manufacture new products successfully that address the needs of our customers or that such new products will meet with substantial market acceptance.

THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY AFFECTS OUR BUSINESS

     We provide semiconductor devices to the telecommunications and data communications markets. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by:

     .  Diminished product demand.
     .  Accelerated erosion of average selling prices.
     .  Production over-capacity.

     We may experience substantial fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions, seasonality of customers' buying patterns and other factors.

                        RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

     The market for securities of high technology companies, including our company, has been highly volatile. The market sale price of our common stock has fluctuated between $0.80 and $67.25 from June 19, 1995 to September 28, 2000 and the last sale price was $65.25 on September 28, 2000 and it is likely that the price of the common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include

     .  Responses to quarter-to-quarter variations in operating results.
     . Announcements of technological innovations or new products by us or our competitors.
     . General conditions in the telecommunications and data communications equipment markets.
     .  Changes in earnings estimates by analysts.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH IF IT OCCURS, WILL DISTRACT OUR MANAGEMENT AND COULD RESULT IN SUBSTANTIAL COSTS OR LARGE JUDGMENTS AGAINST US

     In the past, securities and class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, operating results and financial condition or dilution to our stockholders.


PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW MAY DISCOURAGE TAKEOVER OFFERS AND MAY LIMIT THE PRICE INVESTORS WOULD BE WILLING TO PAY FOR OUR COMMON STOCK

     Delaware corporate law contains, and our certificate of incorporation and by-laws contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of our Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

     . Authorize the issuance of "blank check" preferred stock (preferred stock which our board of directors can create and issue without prior stockholder approval) with rights senior to those of common stock.
     .  Prohibit stockholder action by written consent.
     . Establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                               USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.

                             SELLING STOCKHOLDERS

     The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of September 28, 2000 and the number of shares that may be offered by the selling stockholders pursuant to this prospectus. We have assumed, when calculating the numbers in the table, that all of the shares owned by each selling stockholder and offered pursuant to this prospectus will be sold. An asterisk in the table means that the number is less than 1%.

     As of September 28, 2000, there were 82,366,611 shares of common stock outstanding.


                                                                      Shares Offered
                                          Shares Owned                   Pursuant                  Shares Owned
                                        Before the Offering         to this Prospectus          After the Offering
                                        -------------------         ------------------          ------------------
      Selling Stockholders               Number     Percent         Number      Percent          Number     Percent
      --------------------               ------     -------         ------      -------          ------     -------
Bennett J. Bauer & Cynthia L.            1,394          *            1,394          *               0          *
Bauer
Robert D. Brownell                         386          *              386          *               0          *
Jim Cansler                              1,678          *            1,678          *               0          *
Thomas Cushing                           2,134          *            2,134          *               0          *
David Powell Incorporated                  244          *              244          *               0          *
Raymond Grefe                            1,220          *            1,220          *               0          *
Chang Sull Kang                            600          *              600          *               0          *
Allan Lin                                  610          *              610          *               0          *
Annie Liu                                2,442          *            2,442          *               0          *
Jiong Liu                                2,320          *            2,320          *               0          *
Zheng Liu                                9,768          *            9,768          *               0          *
Baoxing Tang                               476          *              476          *               0          *
Dennis Tsurumaki                            24          *               24          *               0          *
Raymond S. Venoski                          30          *               30          *               0          *
Raymond S. Venoski & Sara                1,148          *            1,148          *               0          *
Jo Light
WS Investment Company 96B                   28          *               28          *               0          *
Ming Wu                                    182          *              182          *               0          *
Linda Yang                               3,784          *            3,784          *               0          *
Jun Zhu                                    182          *              182          *               0          *
KLM Capital Partners Fund, L.P.         18,030          *           18,030          *               0          *
Lee Teck Seng                            5,744          *            5,744          *               0          *

Triophy Investments Ltd.               124,856          *          124,856          *               0          *
WS Investments                             720          *              720          *               0          *
Zheng Liu and Linda Yang                   832          *              832          *               0          *
Current Ventures Group, Ltd.            10,986          *           10,986          *               0          *
EDB Ventures Pte. Ltd.                  13,734          *           13,734          *               0          *
Technology Fund Pte. Ltd.               27,466          *           27,466          *               0          *
KLM Capital Management, Inc.             8,344          *            8,344          *               0          *
Dain Rauscher Wessels                    8,344          *            8,344          *               0          *
Current Ventures II, Ltd.               13,382          *           13,382          *               0          *
                                       -------          -          -------          -               -          -
Total                                  261,088          *          261,088          *               0          *
-----

     The selling stockholders acquired their shares in connection with our acquisition of Alacrity Communications, Inc., a California corporation, through an agreement and plan of reorganization dated as of July 25, 2000. The transaction was accounted for using the purchase method of accounting. In connection with the acquisition, we entered into a registration rights agreement with the Alacrity stockholders pursuant to which we agreed to register the shares issued to them in connection with the transaction.

     The above table includes an aggregate of 26,866 shares of common stock beneficially owned by the selling stockholders that have been deposited in an escrow account pursuant to an escrow agreement dated as of August 1, 2000. The escrowed shares will be used to indemnify TranSwitch against losses, if any, resulting from breaches of the representations and warranties made by the selling stockholders in the agreement and plan of reorganization. Escrowed shares that are not needed to cover outstanding claims made by TranSwitch will be released on July 31, 2001.

     Prior to our transaction with Alacrity, we had an ongoing business relationship with Alacrity through which Alacrity provided development assistance of high capacity VLSI switching devices to complement in-house development done by TranSwitch. Each of the selling stockholders who was employed by Alacrity is currently employed by us.

                             PLAN OF DISTRIBUTION

     The shares offered in this prospectus may be offered and sold from time to time for the accounts of the selling stockholders, including donees, transferees, pledgees, distributees or other successors in interest that receive such shares as a gift or through another non-sale related transfer from the selling stockholders.

     The selling stockholders will act independently of TranSwitch in making decisions with respect to the timing, manner and size of any sale. The selling stockholders may sell the shares:

     .  at then-prevailing prices and terms,
     . at prices related to the then-current market price, or . at negotiated prices.

     The sales may be made in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares are listed. The selling stockholders may sell the shares in one or more of the following types of transactions:

     . one or more block trades in which the broker or dealer will attempt to sell as agent or principal all or a portion of the shares held by the selling stockholder,
     . purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus,
     . ordinary brokerage transactions and transactions in which a broker solicits purchasers,
     .  in negotiated transactions, or
     .  through other means.

     Subject to the restrictions imposed on them related to their employment by us, the selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholders may

     . sell shares short and redeliver such shares to close out their short positions,
     . enter into transactions involving short sales by the brokers or dealers, . enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus, or
     . loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may effect sales through brokers, dealers or agents, who in turn may arrange for other brokers or dealers to participate. The brokers, dealers or agents may receive discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares in amounts to be determined prior to the sale. Under the federal securities laws, these brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" and any discounts, concessions or commissions received by them may be deemed to be "underwriting compensation" under the Securities Act of 1933, as amended. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

     In addition to selling the shares, the selling stockholders may

     . sell their shares under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144,
     . transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets, and
     . agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholders are not subject to any underwriting agreement. The selling stockholders, or any parties who receive the shares from the selling stockholders by way of a gift, donation, distribution or other transfer, may sell the shares covered by this prospectus.

     TranSwitch will pay all expenses incident to the offering and sale of the shares to the public other than any discounts, concessions, commissions or fees of underwriters, brokers, dealers or agents.

     Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

     We intend to maintain the effectiveness of this prospectus until August 1, 2001 or such period as is required to satisfy our obligations under the registration rights agreement among the selling shareholders and us. We may suspend the selling stockholders' rights to resell shares under this prospectus.

     We shall inform the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. In addition, we will make copies of this prospectus available to each of the selling stockholders and shall inform them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will not receive any proceeds from this offering. The selling stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the resale of the shares.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Richard J. Testa and Timothy C. Maguire, partners of the firm, beneficially own 12,676 and 1,800 shares of common stock of the Company, respectively.

                                    EXPERTS

     The consolidated financial statements of TranSwitch Corporation as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, are incorporated by reference in this prospectus and registration statement, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at:

                                Judiciary Plaza
                                   Room 1024
                            450 Fifth Street, N.W.
                             Washington, DC 20549

     You can request copies of these documents by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. This web site address is included in this document as an inactive textual reference only.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-25996):

     .  Annual report on Form 10-K for the year ended December 31, 1999
     .  Proxy statement, filed on April 13, 2000, for the 2000
        Annual Meeting of Shareholders
     .  Quarterly report on Form 10-Q for the quarter ended March 31, 2000
     .  Quarterly report on Form 10-Q for the quarter ended June 30, 2000
     .  Quarterly report on Form 10-Q/A for the quarter ended June 30, 2000
     .  Current report on Form 8-K dated May 23, 2000
     .  Current report on Form 8-K dated September 1, 2000
     .  Current report on Form 8-K dated September 11, 2000
     .  Current report on Form 8-K dated September 13, 2000
     .  Current report on Form 8-K dated September 25, 2000 and
     . The "Description of Capital Stock" contained in TranSwitch's registration statement No. 00025996 on Form 8-A, dated April 28, 1995.

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                         TranSwitch Corporation
                         3 Enterprise Drive
                         Shelton, Connecticut 06484
                         (203) 929-8810

     This information is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.